Skadden, Arps, Slate, Meagher & Flom llp One Manhattan West New York, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 1, 2025	FIRM/AFFILIATE
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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Irving
Mark Brunhofer
Irene Paik
Sandra Hunter Berkheimer

RE:	eToro Group Ltd.
Registration Statement on Form F-1 (File No. 333-286050)
Submitted March 24, 2025
CIK No. 0001493318

Ladies and Gentlemen:

On behalf of our client, eToro Group Ltd. (the “Company”), we hereby provide information in response to oral requests from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form F-1 (File No. 333-286050) submitted to the Commission on March 24, 2025 (the “Registration Statement”).

Draft Beneficial Ownership Table

	Shares Beneficially Owned Prior to this Offering				% of Voting Power Prior		Class A Common Shares	Shares Beneficially Owned After this Offering				% of Voting Power
	Class A		Class B		to this		Being	Class A		Class B		After this
Name of Beneficial Owner	Number	%	Number	%	Offering		Offered	Number	%	Number	%	Offering
5% or Greater Shareholders and Selling Shareholders
Spark Capital II, L.P.(1)
BRM Group Ltd.(2)
Andalusian SPV III, LP(3)
SBT Venture Fund I(4)
CM SPC on behalf of CM Equities SP(5)

Executive Officers and Directors
Yoni Assia(6)
Meron Shani(7)
Hedva Ber(8)
Tuval Chomut(9)
Ronen Assia(10)
Santo Politi(1)
Avner Stepak(11)
Eddy Shalev(12)
All Directors and Executive Officers as a group (8 persons)(13)

Other Selling Shareholders
David Ring(14)					[3.35]	%
Commerzventures Beteiligungs GmbH & Co. KG(15)					[2.28]	%
Cubit Investments Ltd.(16)					[1.62]	%
Capybara Ltd.(17)					[1.41]	%
David Assia(18)					[1.30]	%
Fintech Business Innovation LPS(19)					[1.25]	%
Hanina Brandes(20)					[1.15]	%
Entities affiliated with iAngels(21)					*
Non-employee selling shareholders that beneficially own less than [140,000][1] shares of Class A common shares(22)					[11.01]	%
Employee selling shareholders that beneficially own less than [140,000] shares of Class A common shares(23)					[8.35]	%

*	Amounts represent less than 1% of issued and outstanding common shares.

[1]	NTD: To account for share split.

(1)	Represents our Class A common shares and Class B common shares held by Spark Capital II, L.P., Spark Capital Founders’ Fund II, L.P., Spark Capital Growth Fund II, L.P., Spark Capital Growth Founders’ Fund II, L.P., Spark Capital Growth Fund III, L.P. and Spark Capital Growth Founders’ Fund III, L.P. (each, a “Spark Entity”). Spark Capital II, L.P. and Spark Capital Founders’ Fund II, L.P. are controlled by their general partner, Spark Management Partners II, LLC, which is governed by a single managing member, including Santo Politi, who is one of our directors. Spark Capital Growth Fund II, L.P. and Spark Capital Growth Founders’ Fund II, L.P. are controlled by their general partner, Spark Growth Management Partners II, LLC, which is governed by its two managing members, including one of our directors, Santo Politi. Spark Capital Growth Fund III, L.P. and Spark Capital Growth Founders’ Fund III, L.P. are controlled by their general partner, Spark Growth Management Partners III, LLC, which is governed by its three managing members, including one of our directors, Santo Politi. The managing members of each general partner make investment and voting decisions based on a majority vote. To the extent Mr. Santo Politi may be deemed to have beneficial ownership over the shares beneficially owned by any Spark Capital Entity, he expressly disclaims such beneficial ownership. The business address of each of the foregoing persons is 200 Claredone Street, Floor 59, Boston, Massachusetts 02116.

(2)	Represents our Class A common shares and Class B common shares held by BRM Group Ltd., and its affiliated entities Eli Barkat Ltd. and Yuval Rakavi Ltd. Investment and voting power of the shares is exercised by the executives of BRM Group Ltd., who are Arie Nachmias, Chief Financial Officer, and Eli Barkat, Active Chairman. The business address of each of the foregoing persons is 10 Nissim Aloni St., Tel Aviv, Israel. Eli Barkat Ltd. and Yuval Rakavi Ltd., who are the indirect owners of BRM Group Ltd., hold 370,780 of our Class A common shares.
(3)	Represents our Class A common shares and Class B common shares held by Andalusian SPV III, LP and its affiliated and its affiliated entity Turkoman Partners, LP, which is controlled by its general partner, Andalusian SPV II GP, LP. Turkoman Partners, LP is controlled by two general partners, Jeffrey Kaplan and Nicholas Savasta The business address of each of the foregoing persons is 51 John F. Kennedy Pkwy Short Hills, NJ 07078.
(4)	Represents our Class A common shares and Class B common shares held by SBT Venture Fund I, L.P. (“SBT”). SBT is governed by its general partner, FRV I, GP (“FRV I”), which is governed by a board of directors consisting of three members, none of whom possesses control. The majority limited partner of SBT is Digital Technology LLC, a wholly-owned subsidiary of JSC Sberbank of Russia, a Russian financial institution, which is subject to U.S., U.K., E.U. and BVI sanctions (the “Sanctions”). As a result of the Sanctions and as provided under the current memorandum and articles and the A&R memorandum and articles, SBT is restricted from exercising its voting rights in us, transferring its shares and from receiving new shares and distributions or dividends (the “Sanctions Restrictions”) as long as it is subject to the Sanctions Restrictions. Accordingly, SBT did not receive, and will not receive, as long as it is subject to the Sanctions Restrictions, Class B common shares pursuant to the Class B Distribution. In addition, in connection with the conversion contemplated under the terms of that certain Advanced Investment Agreement, entered into in February 2021, SBT would have been entitled to the issuance of 60,303 Preferred F shares, which under the Recapitalization would have converted into Class A common shares that would be entitled to a distribution of Class B common shares pursuant to the Class B Distribution. In light of the Sanctions Restrictions, such Preferred F shares and the resulting Class A common shares and Class B common shares that would have been held by SBT, were not and will not be, as long as SBT is subject to the Sanctions Restrictions, issued. The registered office address of SBT is c/o FFP (Corporate Services) Limited, 2nd Floor Harbour Centre, 159 Mary Street, George Town, Grand Cayman, KY1-9906, Cayman Islands and of FRV I is c/o AIF Corporate Services Ltd, Piccadilly Centre, 28 Elgin Avenue, Suite 201, PO Box 2570, George Town, KY1-1103, Cayman Islands.
(5)	Represents our Class A common shares and Class B common shares held by CM SPC on behalf of CM Equities SP. Investment and voting power of the shares is exercised by the board of directors of CM SPC, who are Guo Yifan, Xie Fang and Zhao Zhaoran. The business address of each of the foregoing persons is Suites 2803-04, 28/F, South Island Place, 8 Wong Chuk Hang Road, Hong Kong.
(6)	Consists of (i) of our Class A common shares held by Yoni Assia, (ii) of our Class B common shares held by Yoni Assia, (iii) of our Class A common shares and of our Class B common shares subject to options held by Yoni Assia that are exercisable within 60 days of March 31, 2025 and (iv) of our Class A common shares and of our Class B common shares subject to options that are held by Capital V5 PTE. LTD., a company wholly-owned by Yoni Assia, that are exercisable within 60 days of , 2025. Mr. Yoni Assia’s holding excludes (x) of our Class A common shares and of our Class B common shares held by iAngels Technologies L.P. or iAngels Crowd Ltd. (together, “iAngels”), whose Chief Executive Officer, director and owner is Yoni’s spouse and (y) of our Class A common shares and of our Class B common shares held by Raid 5 Ltd. on behalf of Pentagon V5 Trust for the benefit of Yoni Assia’s minor children, which investment power and voting power is exercised by a third party trustee. To the extent Mr. Yoni Assia may be deemed to have beneficial ownership over the shares beneficially owned by iAngels and Raid 5 Ltd. on behalf of Pentagon V5 Trust, he expressly disclaims such beneficial ownership.
(7)	Consists of of our Class A common shares and of our Class B common shares subject to options held by Meron Shani that are exercisable within 60 days of March 31, 2025.
(8)	Consists of of our Class A common shares and of our Class B common shares subject to options held by Hedva Ber that are exercisable within 60 days of March 31, 2025.
(9)	Consists of of our Class A common shares and of our Class B common shares subject to options held by Tuval Chomut that are exercisable within 60 days of March 31, 2025.

(10)	Consists of (i) of our Class A common shares held by Ronen Assia, (ii) of our Class B common shares held by Ronen Assia and (iii) of our Class A common shares and of our Class B common shares subject to options held by Ronen Assia that are exercisable within 60 days of March 31, 2025. Ronen Assia’s holding excludes of our Class A common shares and of our Class B common shares held by held by Capybara Ltd. on behalf of The Giving Tree Trust, for the benefit of the minor children of Ronen Assia, which investment and voting power of the shares is exercised by an unrelated third party. To the extent Mr. Ronen Assia may be deemed to have beneficial ownership over the shares beneficially owned by Capybara Ltd., he express disclaims such beneficial ownership.
(11)	Consists of (i) of our Class A common shares and of our Class B common shares subject to options held by Avner Stepak that are exercisable within 60 days of March 31, 2025, (ii) of our Class A common shares held by Shira 10, a company that is controlled by Avner Stepak and (iii) of our Class B common shares held by Shira 10, a company that is controlled by Avner Stepak.
(12)	Consists of (i) of our Class A common shares and of our Class B common shares subject to options held by Eddy Shalev that are exercisable within 60 days of March 31, 2025, (ii) of our Class A common shares held by Levera S.A., a company that is wholly owned by Eddy Shalev and (iii) of our Class B common shares held by Levera S.A., a company that is wholly owned by Eddy Shalev.
(13)	Consists of (i) of our Class A common shares, (ii) of our Class B common shares and (iii) of our Class A common shares and of our Class B common shares subject to options that are exercisable within 60 days of March 31, 2025.
(14)	Consists of of our Class A common shares and of our Class B common shares.
(15)	Consists of of our Class A common shares and of our Class B common shares.
(16)	Consists of of our Class A common shares and of our Class B common shares.
(17)	Consists of of our Class A common shares and of our Class B common shares. Capybara Ltd. holds such shares on behalf of The Giving Tree Trust, for the benefit of the minor children of Ronen Assia, which investment and voting power of the shares is exercised by an unrelated third party. To the extent Mr. Ronen Assia may be deemed to have beneficial ownership over the shares beneficially owned by Capybara Ltd., he express disclaims such beneficial ownership.
(18)	Consists of of our Class A common shares and of our Class B common shares. David Assia is the father of Yoni Assia.
(19)	Consists of of our Class A common shares and of our Class B common shares.
(20)	Consists of of our Class A common shares and of our Class B common shares.
(21)	Consists of of our Class A common shares and of our Class B common shares held by iAngels Technologies LP and iAngels Crowd Ltd. (in trust). Yoni Assia’s wife is the Chief Executive Officer, director and owner of iAngels. To the extent Mr. Yoni Assia may be deemed to have beneficial ownership over the shares beneficially owned by iAngels, he expressly disclaims such beneficial ownership.
(22)	Consists of of our Class A common shares and of our Class B common shares held by [43] investors who each individually beneficially own less than 1.0% of our outstanding share capital.
(23)	Consists of (i) of our Class A common shares, (ii) of our Class B common shares and (iii) of our Class A common shares and of our Class B common shares subject to options that are exercisable within 60 days of March 31, 2025 held by [245] current and former employees and other service providers who each individually beneficially own less than 1.0% of our outstanding share capital.

Please contact me at (212) 735-3574 or David.Goldschmidt@skadden.com if the Staff has any questions or requires additional information.

Sincerely,

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

/s/ David J. Goldschmidt
David J. Goldschmidt, Esq.
Partner

Enclosure

Cc	Jonathan Alexander Assia, Chief Executive Officer
Debbie Kahal, Chief Legal Officer
eToro Group Ltd.

Marc D Jaffe, Esq.
Joshua G. Kiernan, Esq.
Gilad Zohari, Esq.
Michael J. Rosenberg, Esq.
Latham & Watkins LLP

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